March 19, 2021

VIA EDGAR

David Lin

Cara Lubit

J. Nolan McWilliams

Hugh West

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	ConvexityShare Trust

Amendment No. 1 to the Draft Registration Statement on Form S-1

CIK No. 0001817218

Dear Ms. Lubit and Messrs. Lin, McWilliams and West,

This letter sets forth responses to written comments received in a letter dated January 15, 2021, pertaining to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) submitted by ConvexityShares Trust (the “Registrant”) on December 15, 2020 for the purpose of registering the shares of the ConvexityShares Daily 1.5x SPIKES Futures ETF and ConvexityShares 1x SPIKES Futures ETF (the “Funds”). Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Registrant’s response thereto.

Amendment No. 1 to Draft Registration Statement on Form S-1

Cover Page

1.	Comment: We note numerous blanks throughout the prospectus, including by way of example, quantifying the number of common units of beneficial interests being offered, the initial Authorized Participant, the trust formation date, breakeven information, and fees and other expenses. Please disclose this information in the next amendment or tell us when you intend to do so.

March 19, 2021

Response: A substantial amount of the outstanding information in the Registration Statement has been included in Amendment No. 2 to the Registration Statement. The Registrant expects the next submission of the Registration Statement to be substantially complete, including the seed audit financial statement, with the possible exception of the initial Authorized Participant. The Registrant expects to include the initial Authorized Participant no later than the first publicly filed Registration Statement on Form S-1.

2.	Comment: You state that the shares of each Fund are listed for trading on NYSE Arca, Inc. (the “Exchange”). Please tell us the status of your application for listing on the exchange and the exchange’s plans to submit an application under Rule 19b-4 and revise your disclosure throughout the prospectus as appropriate.

Response: The staff of the SEC’s Division of Trading and Markets provided preliminary feedback on a draft application under Rule 19b-4 and the Sponsor is working with the Exchange to finalize the application. The Sponsor expects that the application will be submitted in the coming weeks. The disclosure has been revised to reflect the preliminary feedback from the SEC staff.

Important Information About the Funds, page 1

3.	Comment: Please summarize here how the Index and Funds should be expected to perform during highly volatile and calm markets. Your revised disclosure should provide a clear discussion of the risk of loss associated with owning Shares during periods of low market volatility.

Response: The Registration Statement has added the requested disclosure in the “Preliminary Prospectus” and in the “Important Information About the Funds” sections.

Risk Factors Involved with an Investment in the Funds, page 4

4.	Comment: Please include a risk factor that discloses that futures-based investing is complex and risky and an investment in the Trust should be monitored consistently by investors.

Response: The Registration Statement has been revised to add disclosure that “An investment in the Fund is subject to the risks of an investment in futures contracts.”

Regulatory and exchange daily price limits, position limits and accountability levels may restrict the creation of Creation Units…, page 26

5.	Comment: Please disclose the applicable accountability levels and position limits and discuss the likelihood that you will reach such thresholds.

Response: The Registration Statement has been revised accordingly.

March 19, 2021

Description of the Funds’ Index – SPIKES Futures Contracts, page 30

6.	Comment: Please disclose that SPIKES futures were initially launched in 2019, that trading was suspended, and that there is an extremely limited trading history. Please add a risk factor describing the attendant risks, including the risks that the trading suspension and limited trading history may impact market acceptance of SPIKES futures.

Response: The Registration Statement has been revised accordingly.

Principal Investment Strategies, page 32

7.	Comment: We note that in certain stated circumstances the Funds may seek to achieve their investment objectives by investing primarily in futures contracts or swaps on the VIX. Please provide disclosure of VIX futures contracts and swaps and the VIX Index comparable to what you have included for SPIKES futures contracts and the SPIKES Index. Please also describe the differences in what the SPIKES Index tracks and the VIX Index tracks and disclose whether the SPIKES Index may not correlate with the VIX Index and, if so, under what circumstances. Please similarly revise the carryover risk factor on pages 10-11.

Response: The Registration Statement has been revised accordingly.

8.	Comment: Refer to the table on page 33. We note that you contemplate that the Daily 2X SPIKES Futures ETF will be exposed to swaps and futures. Please quantify the percentage that swaps and futures are expected to comprise this Fund or tell us when you intend to do so. Please also clarify what the percentage exposure to swaps and futures represents, for example, whether this is as a percentage of notional value. We may have further comment on review of your revised disclosure.

Response: The Registrant currently has no intention for either Fund to invest in swap agreements and, therefore, the referenced table has been deleted.

The Sponsor and its Management and Trading Principals, page 37

9.	Comment: Please revise to include the ages of your individual principals. Please refer to Item 401(a) and (b) of Regulation S-K.

Response: The Registration Statement has been revised accordingly.

Meetings, page 45

10.	Comment: We note your disclosure that:

●	the “shareholders of a Fund take no part in the management or control, and have no voice in the Trust’s operations or business;” and

●	the “Trust Agreement provides that shareholders are deemed to have consented to any proposals recommended by the Sponsor in the shareholder notice unless such shareholders timely object to the proposals” and that “a lack of a response by a shareholder will have the same effect as if that shareholder had provided affirmative written consent for the proposed action.”

March 19, 2021

To the extent material, please include a risk factor describing the risks these provisions may impact investors.

Response: The Registration Statement has been revised accordingly.

Incorporation by Reference and Availability of Certain Information, page 72

11.	Comment: Please provide us with the basis for your conclusion that you are eligible to incorporate future filings by reference.

Response: Form S-1 permits a smaller reporting company, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), to incorporate by reference in a registration statement on Form S-1 filings made under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the effectiveness of the registration statement, subject to certain conditions. Under Securities Act Rule 405, a company generally qualifies as a “smaller reporting company” if:

●	it has public float of less than $250 million; or

●	it has less than $100 million in annual revenues; and

o	no public float or

o	public float of less than $700 million.

Because each Fund falls within the definition of a “smaller reporting company,” Form S-1 permits it to incorporate future filings by reference. The Registrant notes that it has adjusted the Undertakings in Part II of the Registration Statement to accommodate use of forward incorporation by reference, as permitted by Item 512 of Regulation S-K. The Registrant intends to comply with the conditions to take advantage of the ability to use forward incorporation by reference, including by making the Exchange Act reports readily available and accessible on a website maintained by the Registrant and disclosing in the Registration Statement that such materials will be provided upon request.

Similar disclosure regarding forward incorporation by reference is not uncommon for such exchange traded commodity based investment vehicles that are smaller reporting companies. See, e,g:

●	ProShares Trust II –
https://www.sec.gov/Archives/edgar/data/1415311/000119312521079774/d898074ds1a.htm#xx_42ada56e-dc24-4189-aa23-c7b3328befda_1

●	Teucrium Commodity Trust –

https://www.sec.gov/Archives/edgar/data/1471824/000165495420010765/primary_document.htm#ibroci

March 19, 2021

General

12.	Comment: Please provide us with copies of:

●	Any fact sheet that you intend to make available to potential investors; and

●	All written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

Response: The Registrant intends to use a fact sheet and will submit the requested materials with a later amendment for your review before the Registration Statement is declared effective.

13.	Comment: Please include the disclosure required by Item 407(a) of Regulation S-K. To the extent you do not have a board of directors, please provide risk factor disclosure regarding your lack of a board of directors and audit committee.

Response: The Trust confirms that it is not governed by a board of directors. The Registration Statement has been revised to incorporate the requested risk disclosure.

Best regards,

/s/ Eric Simanek

Eric Simanek

202-775-1232

esimanek@sullivanlaw.com